UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 7, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

No.: 45 /PR110/COP-A0070000/2014

Telkom Recorded 10.5% Net Income Growth for 2013 Supported by Strong Cellular Performance

Jakarta, March 06, 2013 – Telkom has filed its audited Consolidated Financial Statements for the year ended December 31, 2013 to the Financial Services Authority of Indonesia. The  Financial Statements  are  prepared  in according with Generally Accepted Accounting Standards  in  Indonesia. We will provide a printed copy of our Consolidated Financial Statement for the year 2013 to any requesting shareholder free of charge. To request a copy or additional investor information, please email to investor@telkom.co.id.

Financial and operational performance of Telkom during 2013 shows the company's ability to grow continuously, in high competitive telecommunications industry in Indonesia.

For the year 2013, Telkom consolidated revenue grew 7.5% year-on-year to Rp83.0 trillion supported by Telkomsel's double-digit revenue growth at 10.1% year-on-year. Meanwhile EBITDA grew 5.1% year-on-year to Rp41.8 trillion and net income increased 10.5% to Rp14.2 trillion.

Cellular Voice and Data Services are the Biggest Contributors of Revenue

Revenue contribution for 2013 was still dominated by cellular voice revenue, which made 38.7% to total operating revenue. Data, internet and IT service contributed 38.2%, followed by fixed line voice that contributed 11.7%. The remaining 11.4% was contributed by interconnection, network and others. Cellular voice revenue increased 4.6% year-on-year, meanwhile data, internet and IT services showed a significant increase at the level of 14.8% year-on-year.

Operation and maintenance expense was the biggest contributor with 35.1% of total expenses. The second and the third contributor were depreciation and personnel expenses at 28.6% and 17.7% respectively. Interconnection, general and administration, marketing, and other expenses all together contributed 18.6% to total expenses. Total expenses increased by 7.1% year-on-year. Operation and maintenance expenses increased 15.1% year-on-year to Rp19.3 trillion in line with acceleration of Telkomsel’s BTS deployment to cope with the growing mobile broadband usage.

Data and Broadband Services Being The Growth Driver

Telkom fixed broadband users increased 28.7% year-on-year to 3.0 million. Our mobile data users also increased. In full year of 2013, it increased 10.8% from last year to 60.5 million users. Telkomsel booked Rp10.5 trillion revenue from mobile data services, a 35.6% increase year-on-year. Total mobile data services and fixed broadband revenues increased 25.6% year-on-year to Rp15.1 trillion. During 2013, Telkomsel recorded 6.4 million net additional customers that made total customer base to be 131.5 million.

“Data services, especially mobile data, is being our growth driver. For the full year 2013 result, it went up by 35.6% year-on-year” said Arief Yahya, the CEO of Telkom.

“We expect Telkomsel could maintain its performance by consistently exploiting its legacy business, i.e. voice, SMS and network lease, strengthening its core business, i.e. mobile broadband, and triggering digital services and platforms”, added Arief Yahya.

In fixed line business, we are still progressing with Indonesia Digital Network. On the Id-Access, until the end of December, we have deployed 8.2 million broadband homepass, blended of Fiber to the Home, Fiber to the Curb and ADSL. Telkom has installed 82.8 thousand Wi-Fi  access points in public area, which are accessible for Telkom and Telkomsel’s customers. Meanwhile on the transport side, we call it Id-Ring, we have completed 68.8 thousand kilometer of national and regional backbone network, out of targeted 75 thousand kilometer in 2015.

By /s/  HONESTI  BASYIR

HONESTI BASYIR
Director of Finance

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel.: 62-21-5215109
Fax.: 62-21-5220500 E-mail: investor@telkom.co.id Website: www.telkom.co.id

PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).